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                                                                      Exhibit 1

                             [Wesley Jessen Logo]

                                                                   June 6, 2000

To Fellow Shareholders:

   I am pleased to inform you that, on May 30, 2000, Wesley Jessen VisionCare, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Novartis AG ("Parent") and WJ Acquisition Corp. ("Purchaser"), an indirect wholly owned subsidiary of Parent, pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock, including the associated rights to purchase preferred stock (the "Shares"), at a price of $38.50 per Share, net to the seller in cash, without interest.

   Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares of the Company's common stock will be converted into the right to receive the same cash consideration per Share as is paid to shareholders in the Offer.

   The Wesley Jessen Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of Shares, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion, dated May 29, 2000, of Bear, Stearns & Co. Inc., the Company's financial advisor, that, as of such date, the $38.50 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view.

   Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9. In addition, enclosed is the Offer to Purchase dated June 6, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully.

   I appreciate very much the opportunity I have had to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Company. I hope you are as pleased as I am that your investment in the Company has led to the opportunity afforded by the Offer.

                                          Sincerely,
                                          [Signature]
                                          Kevin J. Ryan
                                          Chairman of the Board and
                                          Chief Executive Officer

   WESLEY JESSEN CORPORATION  333 EAST HOWARD AVENUE  DES PLAINES, ILLINOIS
                                  60018-5903
                            TELEPHONE 847-294-3000